UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

June 6, 2023

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c.(the “Registrant”) as of June 6, 2023.

The information contained in Exhibit 1 to this Form 6-K, except the information contained in (i) the reference to “, driving good revenue growth and further reducing losses of New Categories means we are on track to deliver our £5bn revenue ambition in 2025, with profitability in 2024, irrespective of the timing of the transfer of our Russian and Belarusian businesses” in the second sentence of the sixth paragraph and the thirteenth paragraph under the heading “Tadeu Marroco, Chief Executive”, (ii) the second, third, fourth, penultimate and last bullet points (and the related endnotes) under the heading “Full year 2023 guidance:”, (iii) the heading “Webcast and Conference call - The conference call will begin at 9.15am (BST).” and three paragraphs thereunder, (iv) the heading “BAT attends Deutsche Bank Global Consumer Conference on 7 June 2023” and two paragraphs thereunder, (v) the paragraphs and tables (and the related endnotes) under the heading “New regional structure restatements”, including the “Summary Analysis of Revenue and Profit from Operations by Segment” section, the “Regional Review” section, and the “Additional Information on Revenue by Category by Region” section, and (vi) the heading “Note on Non-GAAP Measures” and four paragraphs thereunder is incorporated by reference into the Form S-8 Registration Statements File Nos. 333-223678, 333-219440 and 333-237186 of the Registrant and into the Form F-3 Registration Statement File Nos. 333-265958, 333-265958-01, 333-265958-02, 333-265958-03, 333-265958-04 and 333-265958-05 of the Registrant, British American Tobacco Holdings (The Netherlands) B.V., Reynolds American Inc., B.A.T. Netherlands Finance B.V., B.A.T. International Finance p.l.c. and B.A.T Capital Corporation, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “2023 H1 Pre-Close Trading Update: On track to meet full year guidance” dated June 6, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Nancy Jiang
	Name:	Nancy Jiang
	Title:	Senior Assistant Company Secretary

Date:  June 6, 2023